SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                              For November 22, 1999
                                November 8, 1999
                                November 2, 1999
                                November 1, 1999
                                October 18, 1999
                                 August 12, 1999


                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)




                              Unit 9, 15/F, Tower 1
                      China Hong Kong City, 33 Canton Road
                            TST, Kowloon, Hong Kong

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

              NAM TAI ELECTRONICS, INC. ANNOUNCES CORPORATE UPDATE

VANCOUVER, CANADA November 22, 1999 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today provided an update on a number of factors that will impact its sales growth, gross margins and inventory levels in the fourth quarter:

COG PRODUCTION EQUIPMENT

Management of Nam Tai previously indicated that they expected the temporary production difficulties with the Company's second production line of Chip on Glass (COG) equipment to improve within November. To date, these difficulties have not been completely corrected, resulting in higher than normal defect rates and reducing production capabilities. The Company continues to try to totally correct the identified problems. Until the problems are completely solved, production of LCD modules will continue primarily on its first Chip on Glass line. The management is targeting to completely solve the problem as soon as possible. If this target is achieved by early December, the impact on fourth quarter sales, gross margins and inventory levels will be reduced.

TELECOM CUSTOMER DIFFICULTIES

The Company's major telecom customer continues to experience financial difficulty. In keeping with the Company's prudent control policies, shipment of finished products to this customer is being withheld until payment can be reasonably assured. As a result, sales have been delayed and inventory levels increased.

The Company is working on several possible solutions to tackle this matter and is confident that the problem will not last beyond the end of February 2000.

The above two factors combined are causing the management to adjust the Company's fourth quarter 1999 forecast sales to between $25 million to $30 million depending on how soon the problem is solved. The fourth quarter EPS forecast, as a result, is between $0.00 and $0.15. If significant progress is made in the earlier part of December the impact on the fourth quarter will be less. In any event, the Company has the confidence to solve these two problems completely by the end of February 2000.


COMPONENT SHORTAGES

The Company continues to be somewhat impacted by the industry-wide shortage of components, especially from Japan, in the electronics industry. The impact of this shortage is not worsening compared with the third quarter, but if the situation deteriorates it could result in further reduction of expected fourth quarter sales, gross margins and increased inventory.

FUTURE PROSPECTS

"The Company continues to be optimistic about its future prospects and the increased product line diversification resulting from the introduction of new technologies and product lines", commented Mr. Murakami, Nam Tai's Chairman. "As a result, compared to the 1998 fiscal year, we expect to see sales for 1999 year rebound sharply, up 30% to 40%. During the start-up phase learning period, gross profit will be limited or may even decrease, a price we pay for product mix diversification and advancement. The expected payoffs from the new technologies and product lines will be increased sales in years 2000, in the range of $170 million to $190 million, with earnings per share in the range of $1.25 to $1.40. In 2001, sales are expected to be between $230 million and $260 million, with earnings per share between $1.35 to $1.85.

REPURCHASE PROGRAM

Since the release of the third quarter results on November 8, 1999, the Company has repurchased 85,000 common shares, increasing the total number repurchased to date to 1,916,200. "The Board of Directors' is confident in the long-term potential of the Company and therefore plans to continue the share repurchase in accordance with SEC Rule 10b-18 until it has repurchased 3 million shares", commented Mr. Murakami.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. The Company utilises advanced production technologies such as chip on board (" COB"), chip on glass (" COG"), surface mount technology (" SMT"), tape automated bonding (" TAB") and outer lead bonding (" OLB") technologies and anistropic conductive film (" ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectations regarding sales and earnings per share in the fourth quarter 1999, for year 2000 and 2001 are forward looking statements the results of which are uncertain and dependant upon many factors including possible changes in customer order expectations, production difficulties, increased competition, currency fluctuation, or changes in the general economic climate. Other factors that might cause differences in the forward looking statements include those discussed in the Company's reports filed with the Securities and Exchange Commission, such as the factors set forth in Item 1. " Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F/A for the year ended December 31, 1998.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

                           NAM TAI ELECTRONICS, INC.
         Q3 SALES UP 59%, OPERATING INCOME UP 36%, EPS UP 35% TO $0.35

VANCOUVER, CANADA November 8, 1999 - Nam Tai Electronics, Inc. (" Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced results for the third quarter ended September 30, 1999. Net sales for the third quarter of 1999 were $37.6 million, up 59% compared to $23.7 million for the third quarter of 1998. Operating income increased to $2.5 million ($0.27 per share), up 36% compared to 1998 third quarter operating income of $1.8 million ($0.18 per share). Non-operating income was $0.9 million, up from $0.8 million in 1998. Net income was $3.3 million, an increase of 28% over the $2.6 million in the third quarter of 1998. Basic and diluted earnings per share for the third quarter of 1999 were up 35% to $0.35 versus $0.26 for the third quarter of 1998.

"I am pleased to see the continued strong rebound in sales and earnings, although it has not been as great as expected during the introduction phase of new products and new technologies in our production", commented Mr. Murakami, Nam Tai's Chairman. "At the same time, we continue to diversify our geographic markets, and have achieved a more balanced product mix amongst calculators, subassemblies and components, personal organisers and linguistic products, and our new telecom products."

Net sales for the nine months ended September 30, 1999 increased by 32% to $106.8 million from $80.8 million for the nine months of 1998. Operating income for the nine months of 1999 increased by 16% to $8.8 million ($0.93 per share) from $7.6 million ($0.72 per share) for the prior year period. Non-operating income decreased by $1.4 million to $2.4 million ($0.25 per share) from $3.8 million ($0.36 per share). As a result, net income for the nine month period was down 4% to $10.8 million from $11.2 million for 1998. Basic earnings per share for the nine months of 1999 were $1.15 compared to $1.07 for the prior year period. Diluted earnings per share for the nine months of 1999 were $1.14 compared to $1.07 for the prior year period.

The Company continues to maintain a strong financial position, ending the third quarter of 1999 with $7.85 of cash per share and approximately $14.13 of net book value per share, based on 9,260,823 shares outstanding as at September 30, 1999. The Company, as at September 30, 1999, had a cash to current liabilities ratio of 1.8:1, a current ratio of 2.7:1, a total assets to total liabilities ratio of 4.2:1, no long term debt, and approximately $72.7 million of cash, $68.2 million of which is in short term deposits in U.S. currency.

The Company's gross profit margin was 15.0% for the third quarter 1999 versus 23.3% in the prior year period. The 1999 third quarter margin of 15.0% is down from the 20.5% margin in the second quarter, and reflected the very intense market competition leading to falling prices. Also a number of new products and new technologies in production were introduced in the third quarter which impacted gross margins.

The Company indicated that a combination of other factors lowered sales growth, increased inventory levels and eroded gross profit margins:

FIRST, a temporary production difficulty was encountered in Nam Tai's second production line of Chip on Glass (COG) equipment. This was due to its very sophisticated specifications and narrower pitch standards than the first line. Higher than normal defect rates were encountered in the initial production as a result of using this new, state-of-the-art prototype machinery. As a result, operations did not proceed as smoothly as expected. The problem has been identified and substantially corrected by the Company. Management expects that within November operations of the second COG line will significantly improve. From this experience, the Company has gained expertise and will be in a better position when, in the future, it introduces the third line of more advanced COG equipment able to handle more precise specifications. Problems will be solved with less difficulty, resulting in a shorter lead time to normal production.

SECOND, there is currently an industry-wide shortage of components, especially from Japan, in the electronics industry. Nam Tai is not totally immune from the impact. Thanks to strong relationships with component suppliers, the Company is able to significantly reduce the impact. However, certain delays in production have still been inevitable and the inventory of other raw materials also increased.

THIRD, the Company is closely monitoring its telecom business which is still in the start-up phase. The sales forecast for Telecom for 1999 is around US$10 million. Because of the financial difficulty of the major telecom customer, management has adopted a very prudent control policy when shipments are made. If this customer cannot overcome their current financial problems, the Company will work directly with the end buyers with this customer's support. For the year of 2000, the sales forecast for the telecom business is US$30-40 million with minimal profits.

Mr. S.H. Shim and Mr. D.G. Hahn, formerly Managing Director and Executive Director respectively of Nam Tai Telecom (Hong Kong) Company Limited ("NT Telecom"), resigned from their offices for personal reasons. Though no longer involved in the day-to-day management of the telecom business, they will continue to act as independent advisers to support the growth of Nam Tai's telecom business until March 31, 2000. The Company is thankful for their contributions establishing this new line of business. Mr. Kim Jong Sun and Mr. Takehiko Kaminaga have been appointed as General Manager and Vice General Manager respectively to manage the marketing and manufacturing functions. They have recently set up a research and development branch of NT Telecom in Korea.

FOURTH, the recent sudden weakening of US Dollar against Japanese Yen has increased costs for the Company because salary payments to the Japanese management team and a portion of material purchases are denominated in Yen. These increased costs when converted from Yen to US Dollars in the third quarter 1999 have been recorded as foreign exchange losses whenever the actual conversion exchange rate on the settlement of account payables or notes payable ended up higher than when previously booked. For machinery and equipment purchased in Yen, amounts are capitalized as fixed assets on the balance sheet according to the actual conversion exchange rate.

The 59% sales growth in the third quarter over the prior year period combined with the above factors increased inventory levels by 174% at the end of the third quarter of 1999 compared to the end of the third quarter of 1998. Operating margins (6.6% vs. 7.8%) and net income margins (8.7% vs. 10.8%) both fell compared to the same period in 1998. Selling, general and administrative expenses fell to $2.5 million (6.5% of sales) in the third quarter of 1999 from $3.4 million (14.4% of sales) in the same quarter of 1998. The reduction arose mainly from the reversal of an over-provision of custom duty. Research and development expense increased by $406,000 to $670,000 in the third quarter of 1999 compared to $264,000 in the prior year period.

Sales by product line in the third quarter of 1999 versus 1998 were: Calculators (20% vs. 60%), Subassemblies and Components (29% vs. 12%), Personal Organizers and Linguistic Products (26% vs. 14%) and Telecom Products (15% vs. 0%). Sales by region in the third quarter of 1999 versus 1998 were to North America (22% vs. 48%), Japan (14% vs. 27%), Europe (24% vs. 18%), Hong Kong (35% vs. 5%) and
others (5% vs. 2%).

BATTERY PACK BUSINESS

Following the recent conclusion of a Technical Collaboration Agreement with Toshiba Battery Co. Ltd., as announced in the Company's November 1, 1999 news release, the Company is taking steps to obtain the approval and issuance of a business license for China. Nam Tai is planning to invest $2-3 million in machinery and equipment. The investment will occur in stages over four years, commencing in year 2000. At the same time, arrangements will also be made for engineers to undergo training both in China and Japan to be supported and co-ordinated by Toshiba as contracted. The Company is targeting to start production before the end of summer in 2000 and will require approximately 60 additional employees including engineers. Production is expected to be in full swing by 2003 at which time approximately 200 employees will be needed.

The battery packs to be produced will be sold to other manufacturers to be used in portable information devices such as notebook computers, cellular phones and PDA's, as well as audio-visual devices such as camcorders and miniature audio appliances. The Company is in the process of obtaining approval from the Chinese government for domestic sales. Future sales channels in China as well as overseas will be developed under co-ordination and consultation with the original license owner.

The Company is optimistic that there exists a growing demand for battery packs. Sales of US$4 million are forecasted for the year 2000 following with a target growth to exceed US$30 million by the year 2003. The Company will initially target computer and cellular phone manufacturers within China and thereafter expand beyond China. Nam Tai's target is to capture 10% to 18% of China's battery pack market share by quantity.

DIVIDENDS

On October 11, 1999, the Company paid a quarterly dividend of $0.08 per share to shareholders of record on September 30, 1999. The record date for the fourth quarter dividend of $0.08 per share is December 31, 1999 and the payment date is on or before January 17, 2000.

THIRD QUARTER RESULTS ANALYST CONFERENCE CALL

The Company will hold an analyst-only conference call today, Monday, November 8, 1999, at 10:30 a.m. Eastern Time for analysts to discuss the third quarter results with management. Shareholders, investors and other interested individuals are invited to listen to the live conference call by dialing
(612)-332-0107 just prior to its start time of 10:30 a.m. Eastern Time on Monday, November 8, 1999. Callers will be asked to register with the conference call operator.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectations regarding future sales in the telecom business and the battery pack business are forward looking statements the results of which are uncertain and dependant upon many factors including end-user demand, competitive pressures, technological change, regulatory approval and changes in general economic conditions. Other factors that might cause differences in this and other forward looking statements include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the years ended December 31, 1998.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anistropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
FOR THE PERIODS ENDED SEPTEMBER 30, 1999 AND 1998
(In Thousands of U.S. Dollars except share data)

                                                                   Three months ended        Nine months ended
                                                                      September 30              September 30
                                                                    1999         1998         1999         1998
                                                               ---------    ---------    ---------    ---------
Net sales ..................................................   $  37,560    $  23,659    $ 106,771    $  80,796
Cost of sales ..............................................      31,943       18,146       86,561       61,227
                                                               ---------    ---------    ---------    ---------

Gross profit ...............................................       5,617        5,513       20,210       19,569

Costs and expenses
  Selling, general and administrative expenses .............       2,455        3,411        9,676       11,140
  Research and development expenses ........................         670          264        1,738          838
                                                               ---------    ---------    ---------    ---------
                                                                   3,125        3,675       11,414       11,978

                                                               ---------    ---------    ---------    ---------
Income from operations .....................................       2,492        1,838        8,796        7,591

Gain (loss) on disposal of property, plant and equipment ...         (20)         (55)         274          775
Other income (loss) - net ..................................           5         (144)        (669)        (275)
Interest income ............................................         904          963        2,491        3,312
                                                               ---------    ---------    ---------    ---------

Income before income taxes .................................       3,381        2,602       10,892       11,403
Income tax expense .........................................          99           37          379          171
                                                               ---------    ---------    ---------    ---------
                                                                   3,282        2,565       10,513       11,232
Share of results of associated company .....................           -            -          260            -
                                                               =========    =========    =========    =========
Net income .................................................   $   3,282    $   2,565    $  10,773    $  11,232
                                                               =========    =========    =========    =========

Net income per share
   Basic ...................................................   $    0.35    $    0.26    $    1.15    $    1.07
                                                               =========    =========    =========    =========
   Diluted .................................................   $    0.35    $    0.26    $    1.14    $    1.07
                                                               =========    =========    =========    =========
Weighted average number of shares ('000')
   Basic ...................................................       9,260       10,036        9,390       10,485
   Diluted .................................................       9,403       10,043        9,444       10,499

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
(In Thousands of U.S. Dollars)

                                                             Unaudited           Audited
                                                           September 30       December 31
                                                                 1999               1998
                                                          ------------       ------------
ASSETS
Current assets:
  Cash and cash equivalents                               $     72,718       $     71,215
  Accounts receivable, net                                      20,665             16,138
  Inventories                                                   10,757              4,355
  Marketable investments                                             0                513
  Prepaid expenses and deposits                                  4,375              4,794
                                                          ------------       ------------
     Total current assets                                      108,515             97,015

Investment in unconsolidated subsidiary                              0                  1
Investment in associated company                                16,805             16,223

Property, plant and equipment, at cost                          62,737             48,117
Less: accumulated depreciation and amortisation                (18,935)           (15,672)
                                                          ------------       ------------
                                                                43,802             32,445
Other assets                                                     1,402              1,544
Goodwill                                                           799                  0
                                                          ------------       ------------

     Total assets                                         $    171,323       $    147,228
                                                          ============       ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable                                           $      6,853       $        329
  Accounts payable and accrued expenses                         32,440             18,377
  Dividend payable                                                 741                665
  Income tax payable                                               376                105
                                                          ------------       ------------
    Total current liabilities                                   40,410             19,476

Deferred tax liabilities                                            57                 56
                                                          ------------       ------------

Shareholders' equity:
  Common shares                                                     93                 98
  Additional paid-in capital                                    80,416             80,044
  Retained earnings                                             50,302             47,509
  Accumulated other comprehensive income (note 1)                   45                 45
                                                          ------------       ------------

    Total shareholders' equity                                 130,856            127,696

    Total liabilities and shareholders' equity            $    171,323       $    147,228
                                                          ============       ============

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
FOR THE PERIODS ENDED SEPTEMBER 30, 1999 AND 1998
(In Thousands of U.S. Dollars)

                                                        Three months ended        Nine months ended
                                                            September 30              September 30
                                                          1999         1998         1999         1998
                                                     ---------    ---------    ---------    ---------
CASH FLOWS FROM OPERATIONS
Net income .......................................   $   3,282    $   2,565    $  10,773    $  11,232
Add/(deduct) adjustments to net income:
  Depreciation and amortisation ..................       1,296        1,157        3,831        3,216
  Stock option compensation expense ..............         103          (75)         103            -
  (Gain) loss on disposal of fixed assets ........          20           55         (274)        (775)
  Equity in income of affiliated company .........           -            -         (260)           -
  Loss on disposal of subsidiary .................           -            -          290            -
  Write-off remaining carrying value of investment           1            -            1            -
  (Gain) on disposal of Deswell shares ...........           -            -            -       (1,299)
  Increase in deferred taxes .....................           -            -            1            -
Changes in current assets and liabilities:
  Marketable securities ..........................          72           76          513         (598)
  Accounts receivable ............................       4,732        5,188       (4,504)         577
  Inventories ....................................      (3,265)       1,822       (6,402)       5,908
  Prepayments and deposits .......................       2,603         (206)         594         (881)
  Notes payable ..................................        (764)        (632)       6,524       (1,632)
  Accounts payable ...............................         754       (3,472)      14,063       (3,147)
  Income taxes payable ...........................          99           37          271          (30)
                                                     ---------    ---------    ---------    ---------
                                                         4,231        2,813       11,059          197
                                                     ---------    ---------    ---------    ---------
                 Net cash flows from operations ..   $   8,933    $   6,515    $  25,524    $  12,571
                                                     ---------    ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on disposal of Deswell Shares ...........   $       -    $       -    $       -    $   2,132
Proceeds on disposal of land in Hong Kong ........           -            -          318          817
Proceeds on disposal of fixed assets .............           1            5            3          382
Additions to fixed assets ........................      (9,974)        (932)     (15,180)      (3,991)
Other assets .....................................          (6)           8           68          (13)
Long-term investment .............................        (974)           -         (974)            -
Investment in associated company .................           -          460         (322)     (15,819)
                                                     ---------    ---------    ---------    ---------
                 Net cash flow from investing ....   $ (10,953)   $    (459)   $ (16,087)   $ (16,492)
                                                     ---------    ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Share buy-back ...................................   $       -    $  (3,947)   $  (4,211)   $ (20,635)
Additional shares issued .........................           6            -            6            -
Redemption of shares .............................           -            -       (1,550)           -
Dividend paid ....................................        (740)        (759)      (2,171)      (1,466)
                                                     ---------    ---------    ---------    ---------
                 Net cash flow from financing ....   $    (734)   $  (4,706)   $  (7,926)   $ (22,101)
                                                     ---------    ---------    ---------    ---------

Foreign currency translation adjustments .........           1           25           (8)          33
                                                     ---------    ---------    ---------    ---------

Net change in cash and cash equivalents ..........      (2,753)       1,375        1,503      (25,989)
                                                     ---------    ---------    ---------    ---------
Cash and cash equivalents, beginning of period ...      75,471       75,047       71,215      102,411
                                                     =========    =========    =========    =========
Cash and cash equivalents, end of period .........   $  72,718    $  76,422    $  72,718    $  76,422
                                                     =========    =========    =========    =========

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED SEPTEMBER 30, 1999 AND 1998
(In Thousands of U.S. Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income of the company was $10,773 and $11,258 for the nine months ended September 30, 1999 and September 30, 1998, respectively.
2. Certain comparative items have been reclassified to agree to the presentation in the 1998 audited financial statements.
3. Business segment information - The Company operates principally in only one segment of the consumer electronic products industry. A summary of the net sales, income (loss) from operations and identifiable assets by geographic areas is as follows:

                                                         Three months ended         Nine months ended
                                                             September 30              September 30
                                                           1999         1998         1999         1998
                                                      ---------    ---------    ---------    ---------
NET SALES FROM OPERATIONS WITHIN:
   -Hong Kong
         Unaffiliated customers ....................  $  36,851    $  23,257    $ 104,758    $  79,853

   -PRC, excluding Hong Kong:
        Unaffiliated customers .....................        709          402        2,013          943
         Intersegment sales ........................     34,167       21,681       97,196       74,815

   -Intersegment eliminations ......................    (34,167)     (21,681)     (97,196)     (74,815)
                                                      ---------    ---------    ---------    ---------

               Total net sales .....................  $  37,560    $  23,659    $ 106,771    $  80,796
                                                      =========    =========    =========    =========

INCOME (LOSS) FROM OPERATIONS WITHIN:
   -PRC, excluding Hong Kong .......................  $   1,640    $   2,099    $   6,387    $   7,129
   -Hong Kong ......................................        862          643        4,842        3,177
   -North America ..................................        780         (177)        (456)         926
                                                      ---------    ---------    ---------    ---------

               Total net income ....................  $   3,282    $   2,565    $  10,773    $  11,232
                                                      =========    =========    =========    =========

                                                         As at        As at
                                                   Sept. 30, 1999  Dec. 31, 1998
                                                   --------------  -------------
IDENTIFIABLE ASSETS BY GEOGRAPHIC AREA:
   -PRC, excluding Hong Kong ......................   $  57,896    $  42,690
   -Hong Kong .....................................     113,427       85,419
   -North America .................................           -       19,119
                                                      ---------    ---------

              Total Assets ........................   $ 171,323    $ 147,228
                                                      =========    =========

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

       NAM TAI ELECTRONICS, INC. TO RELEASE 3RD QTR. RESULTS ON NOVEMBER 8

VANCOUVER, CANADA November 2, 1999 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today indicated it will announce its third quarter results for the period ended September 30, 1999 before the market opens on Monday, November 8, 1999.

The Company will hold an analysts-only conference call on Monday, November 8, 1999 at 10:30 a.m. Eastern Time for analysts to discuss the third quarter results with management. Analysts who wish to receive the dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than Friday, November 5, 1999 at 6:00 p.m. Eastern Time.

Shareholders, investors and other interested individuals are invited to listen to the live conference call by dialing (612)-332-0107 just prior to its start time of 10:30 a.m. Eastern Time on Monday, November 8, 1999. Callers will be asked to register with the conference call operator.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers, battery packs and LCD modules which are used in, telecommunication products, electronic toys, and household appliances. The Company utilizes advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anistropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

                            NAM TAI ELECTRONICS, INC.
     NAM TAI INTRODUCES BATTERY PACK TECHNOLOGY FROM TOSHIBA BATTERY (JAPAN)

VANCOUVER, CANADA November 1, 1999 - Nam Tai Electronics, Inc. ("the Company") (NASDAQ/NM Symbol: NTAI and NTAIW) has today announced the conclusion of a Technical Collaboration Agreement between Nam Tai Electronic & Electrical Products Limited ("NAM TAI"), a wholly-owned subsidiary of the Company, and Toshiba Battery Co., Ltd. ("Toshiba Battery") in Japan regarding technology introduction from Toshiba Battery for designing and manufacturing the battery packs.

At the advent of highly-developed information society, the wide spread use of portable information devices such as personal computers, cellular phones and PDA's, as well as audio-visual devices such as camcorders and miniature audio appliances, has become more and more conspicuous than ever. The spread of these devices is attributable greatly to the enhancement in performance of the rechargeable nickel-metal hydride batteries and lithium-ion batteries used for the power source of such devices, resulting in the increasing demand for the light-weight and high-performance battery packs usable as the portable power source.

In view of these circumstances, NAM TAI believes that the technical know-how for designing and manufacturing battery packs obtained from Toshiba Battery, one of the world's leading manufacturers and suppliers of rechargeable batteries and battery packs, will enable NAM TAI to timely offer such battery packs as used effectively and positively by the customers of NAM TAI who are engaged in the manufacture of various types of devices in Hong Kong, Mainland of China and their neighboring countries.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and LCD modules which are used in telecommunication products, electronic toys, and household appliances. The Company utilizes advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anistropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com


       NAM TAI ELECTRONICS, INC. TO RELEASE 3RD QTR. RESULTS ON NOVEMBER 8

VANCOUVER, CANADA Oct. 18, 1999 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today indicated it will announce its third quarter results for the period ended September 30, 1999 before the market opens on Monday, November 8, 1999.

The Company will hold an analysts-only conference call on Monday, November 8, 1999 at 10:30 a.m. Eastern Time for analysts to discuss the third quarter results with management. Analysts who wish to receive the dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than Friday, November 5, 1999 at 6:00 p.m. Eastern Time.

THIRD QUARTER DIVIDEND

The Company paid its third quarter dividend of $0.08 per share on October 16, 1999 to shareholders of record on September 30, 1999. The fourth quarter dividend payment dates will be announced when the third quarter results are released.

NO IMPACT FROM TAIWAN EARTHQUAKES

The Company confirmed that the recent earthquake in Taiwan is not expected to significantly impact its production output, schedules, or costs.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and LCD modules which are used in, telecommunication products, electronic toys, and household appliances. The Company utilizes advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anistropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com


                  NAM TAI ELECTRONICS, INC. ANALYST TRIP UPDATE
       SHENZHEN GOVERNMENT SHOWS SUPPORT FOR THE HIGH TECHNOLOGY INDUSTRY

VANCOUVER, CANADA August 12, 1999 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) announced that the Government of the Shenzhen Economic Zone of Mainland China ("the Government") has formally invited all guests on the upcoming analyst trip to an official welcome dinner, to be attended by various government dignitaries, including the mayor of Shenzhen. The dinner is scheduled for August 18, 1999 following an afternoon tour of Nam Tai's factory complex.

As previously announced, the Company will be hosting an analyst trip scheduled for August 15th to 20th, 1999 to Hong Kong and Shenzhen, China to visit the facilities of Nam Tai, Deswell Industries Inc. ("Deswell") (NASDAQ/NM Symbol:
DSWL), and Bonso Electronics  International  Inc.  ("Bonso")  (NASDAQ/NM Symbol:
BNSO and BNSOW).

Government officials noted they are following the Central Government in Beijing's recently issued investment policy to develop, support and attract high technology industry investment in Shenzhen. This dinner recognises the continuous contributions and investment efforts of Nam Tai, Deswell, and Bonso in helping develop the high technology industry in Shenzhen in the past years, and shows support for Nam Tai's recently announced expansion and re-investment plans.

"We are honored to accept this invitation from the Shenzhen Government which shows their appreciation and support of high technology industries", commented Mr. Murakami, Nam Tai's Chairman. "Nam Tai foresees smooth and continuous growth in its investment prospects in China."

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components which are used in, telecommunication products, electronic toys, and household appliances. The Company utilizes advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anistropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.




                                            For and on behalf of
                                            Nam Tai Electronics, Inc.

                                            /s/ TADAO MURAKAMI
                                            -----------------------
                                            Tadao Murakami, Chairman

Date:  November 23, 1999